SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D

                 Under the Securities Exchange Act of 1934


                           EndoSonics Corporation
                           ----------------------
                              (Name of Issuer)

                       Common Stock, $.001 par value
                       -----------------------------
                       (Title of Class of Securities)

                                 29264K105
                                 ---------
                               (CUSIP Number)

                              Antti Ristinmaa
                                 JOMED N.V.
                             Drottninggatan 94
                            S-252 21 Helsingborg
                                   Sweden
                         Telephone: 46-42-490-6000
        (Name, address and telephone number of person authorized to receive notices and communications)
                          ------------------------

                                  Copy to:
                           Bertil Lundqvist, Esq.
                           Randall H. Doud, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                             Four Times Square
                             New York, NY 10036
                          Telephone: 212-735-3000

                             September 19, 2000
                            --------------------
          (Date of Event which Requires Filing of this Statement)


                  If the filing person has previously filed a statement on
Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d- 1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

                  Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

                  * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on Following Pages)

                             Page 1 of 12 Pages
                        Exhibit Index is on Page 12



SCHEDULE 13D

CUSIP NO. 29264K105                              PAGE      OF      PAGES

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      JOMED N.V.
      S.S. or I.R.S. Identification No. of Above Person: N/A
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                              (a)  |_|
                                                              (b)  |_|
------------------------------------------------------------------------------
 3    SEC USE ONLY

------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*

      BK, AF, WC, OO
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                              |_|
------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      The Netherlands
------------------------------------------------------------------------------
     NUMBER OF               7     SOLE VOTING POWER
      SHARES
   BENEFICIALLY                    16,731,139
     OWNED BY                -------------------------------------------------
       EACH
     REPORTING               8     SHARED VOTING POWER
      PERSON
       WITH                        0
                             -------------------------------------------------
                             9     SOLE DISPOSITIVE POWER

                                   16,731,139
                             -------------------------------------------------
                             10    SHARED DISPOSITIVE POWER

                                   0
------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      16,731,139
------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                       |_|
------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      approximately 92.07
------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON*

      HC, CO
------------------------------------------------------------------------------

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!



SCHEDULE 13D

CUSIP NO. 29264K105                                  PAGE      OF      PAGES

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      JOMED Acquisition Corp.
      S.S. or I.R.S. Identification No. of Above Person: N/A
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a)  |_|
                                                                (b)  |_|
 3    SEC USE ONLY
------------------------------------------------------------------------------

 4    SOURCE OF FUNDS*

      BK, AF
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)               |_|
------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
------------------------------------------------------------------------------
     NUMBER OF               7       SOLE VOTING POWER
      SHARES
   BENEFICIALLY                      16,731,139
     OWNED BY                -------------------------------------------------
       EACH                  8       SHARED VOTING POWER
     REPORTING
      PERSON                         0
       WITH                  -------------------------------------------------
                             9       SOLE DISPOSITIVE POWER

                                     16,731,139
                             -------------------------------------------------
                             10      SHARED DISPOSITIVE POWER

                                     0
------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      16,731,139
------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                       |_|
------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      approximately 92.07
------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON*

      CO
------------------------------------------------------------------------------

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!




ITEM 1.  SECURITY AND ISSUER.

         This statement relates to the issued and outstanding shares of common stock, par value $0.001 per share (the "Company Common Stock"), of EndoSonics Corporation, a Delaware corporation, (the "Company" or "EndoSonics"), including the related rights to purchase preferred stock (the "Rights") issued pursuant to the Preferred Shares Rights Agreement, dated October 20, 1998, between the Company and ChaseMellon Shareholders Services, L.L.C. The principal executive offices of EndoSonics are located at 2870 Kilgore Road, Rancho Cordova, CA 95670.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a)-(c) and (f) This statement is being filed by JOMED N.V., a corporation organized under the laws of The Netherlands ("JOMED"), and JOMED Acquisition Corp., a Delaware corporation, a wholly-owned subsidiary of JOMED ("Purchaser" and, together with JOMED, the "Reporting Person"). The principal executive offices of JOMED and Purchaser are located at Drottninggatan 94, S-25 21 Helsingborg, Sweden.

         JOMED designs, develops, manufactures and markets medical devices for minimally invasive therapy, including interventional cardiology and interventional radiology and other minimally invasive cardiovascularsurgical procedures. JOMED's products are aimed at providing alternatives to drug therapy and highly invasive surgical treatments of vascular diseases. Its product offerings include a range of coronary and peripheral stents, stent grafts, angioplasty balloons and catheters. JOMED markets its products in over 60 countries through a direct sales force and a network of distributors. In addition, JOMED is developing new products for cardiac assist and minimally invasive cardiovascular surgery. Purchaser is a recently incorporated Delaware corporation organized solely to carry out certain transactions in connection with the acquisition of the Shares and the Merger (as defined herein).

         Information as to each of the executive officers and directors of JOMED is set forth on Annex A hereto. Each of such persons on Annex A is a citizen of Sweden, except for Dr. Peter Klemm (Germany), Rudi Ott (Switzerland) and Dr. Randolf von Oepen (Germany). Information as to each of the executive officers and directors of Purchaser is set forth on Annex B hereto. Each of such persons on Annex B is a citizen of Sweden, except for Dr. Peter Klemm (Germany).

         (d) During the last five years, neither the Reporting Person nor, to the best of the Reporting Person's knowledge, any of the individuals named in Annex A or Annex B hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, neither the Reporting Person nor, to the best of the Reporting Person's knowledge, any of the individuals named in Annex A or Annex B hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The total amount of funds required by the Purchaser to purchase Shares is estimated to be approximately $208,000,000 plus any related transaction fees and expenses. The Purchaser will obtain such funds from JOMED. On August 4, 2000, JOMED and Credit Suisse First Boston (Europe) Limited ("CSFB Europe") signed a commitment letter ("CSFB Europe Commitment") pursuant to which CSFB Europe agreed, subject to the satisfaction of certain conditions, to, among other things, provide at least $150,000,000 through an offering of JOMED's ordinary shares (the "JOMED Equity Offering"). JOMED expects to fund approximately $168,000,000 of its cash contribution from the JOMED Equity Offering, with the remainder expected to come from JOMED's existing resources and internally generated funds, including short-term borrowing in the ordinary course of business. JOMED closed the JOMED Equity Offering on September 19, 2000.

         On September 13, 2000, CSFB Europe and JOMED executed a purchase agreement ("Purchase Agreement") pursuant to which JOMED proposed to issue and sell to CSFB Europe and CSFB Europe proposed to procure purchasers for, failing which to purchase, 3,165,535 of JOMED's ordinary bearer shares, nominal value (U)0.01 per shares, in order for CSFB Europe to provide approximately $175,000,000 under the JOMED Equity Offering.

         The CSFB Europe Commitment provides for the payment of an up-front fee of 1% of the JOMED Equity Offering, a fee of 0.5% when the Offer (as defined herein) is launched and a fee of 3.5% on closing of the JOMED Equity Offering. In addition, an incentive fee of 0.5% will be payable to CSFB Europe at JOMED's discretion.

         The foregoing description of the copies of the CSFB Europe Commitment and the Purchase Agreement is qualified in its entirety by reference to the text of the CSFB Europe Commitment and the Purchase Agreement respectively, copies of which are included as Exhibits I and II hereto.

ITEM 4.  PURPOSE OF THE TRANSACTION.

         The information set forth in "Introduction", "The Merger
Agreement", "Purpose of the Offer; Plans for the Company", "Certain Effects of the Offer", and "Dividends and Distributions" in an offer to purchase dated August 21, 2000 (the "Offer"), a copy of which is included as Exhibit III hereto, is incorporated herein by reference.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) - (b) The Reporting Person beneficially owns 16,731,139 shares of the Company Common Stock (the "Shares"). The Shares represent approximately 92.07 percent of the total number of outstanding shares of The Company Common Stock. The Reporting Person has sole power to vote or direct the vote of the Shares and to dispose or direct the disposition of the Shares. The Reporting Person owned 268,100 shares of the Company Common Stock prior to the Offer. The rest of the Shares were acquired by the Reporting Person on September 19, 2000 at the price of $11.00 per share in cash, pursuant to the Offer by the Purchaser on August 21, 2000 and which expired on September 19, 2000. The total consideration paid for the shares acquired through the Offer was approximately $181,093,429. To the best of the Reporting Person's knowledge, none of the individuals named in Annex A or Annex B hereto beneficially own any of the Shares.

         (c) Neither the Reporting Person nor, to the Reporting Person's knowledge, any of the individuals named in Annex A or Annex B hereto, has effected any transaction in the Shares during the past 60 days.

         (d) To the best of the Reporting Person's knowledge, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

         (e)  Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
         RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except the information as set forth in "Certain Information Concerning JOMED and the Purchaser", "Background of the Offer; Past Contracts or Negotiations with the Company", "The Merger Agreement", and "Purpose of the Offer; Plans for the Company" in the Offer, neither the Reporting Person nor, to the best of the Reporting Person's knowledge, any of the persons listed in Annex A or Annex B, have any contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Company (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies).

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit I         Offer to Purchase, dated August 21, 2000, by
                  Purchaser (previously filed as Exhibit (a)(1)(A) to the Schedule 14D-1 filed by the Reporting Person on August 21, 2000).

Exhibit II Agreement and Plan of Merger, dated as of August 5, 2000, among JOMED, Purchaser, and EndoSonics (previously filed as Exhibit (d)(1) to the Schedule 14D-1 filed by the Reporting Person on August 21, 2000).



                                 SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  September 20, 2000

                                       JOMED N.V.


                                       By:      /s/ Tor Peters
                                            ---------------------------------
                                            Name:   Tor Peters
                                            Title:  President


                                       JOMED Acquisition Corp.


                                       By:      /s/ Tor Peters
                                            ---------------------------------
                                            Name:   Tor Peters
                                            Title:  President




                                  ANNEX A

                      DIRECTORS AND EXECUTIVE OFFICERS
                         OF JOMED AND THE PURCHASER

DIRECTORS AND EXECUTIVE OFFICERS OF JOMED

         The following tables set forth the name, present principal occupation or employment and material occupations, positions, offices or employments for the past five years for each member of the Management Board and executive officer, of JOMED N.V. Unless indicated otherwise, each person is a citizen of Sweden with a principal business address at Drottninggatan 94, S-252 21 Helsingborg, Sweden.

         JOMED Management Board


                                                                                     PRINCIPAL OCCUPATION OR
NAME (AND CITIZENSHIP)                                         TITLE                        EMPLOYMENT
----------------------                                         -----                 -----------------------
Tor Peters (Sweden)....................... President and Chief Executive Officer            JOMED

Antti Ristinmaa (Sweden).................. Vice President of Finance                        JOMED

Dr. Peter Klemm (Germany)................. Vice President Operations                        JOMED

Rudi Ott (Switzerland).................... Vice President Clinical and Regulatory
                                           Affairs                                          JOMED

Dr. Randolf von Oepen (Germany)........... Vice President, Research and Development         JOMED

         o Tor Peters has served as President and Chief Executive Officer of JOMED since 1998 and Chief Executive Officer of JOMED i Helsingborg International AB from 1996 to 1999. From 1993 through 1995, Mr. Peters was Marketing Manager for Cardiology at SciMed Life Systems Inc. From 1988 to 1993, he was Sales Manager for Novo Pharma.

         o Antti Ristinmaa has been JOMED's Vice President of Finance since 1998. From 1994 to 1998, Mr. Ristinmaa served as the Vice President of Business Control and Treasurer for Perstorp. From 1990 to 1994, he was Vice President of Finance at Huhtamaki.

         o Dr. Peter Klemm is Vice President Operations and is also responsible for JOMED's cardiac assist products since 1999. From 1996 to 1999, he was Head of Research for Grunenthal GmbH. From 1993 to 1996, Dr. Klemm was a senior scientist at Hoechst Marion Rousel. He received his doctorate in pharmacology from the University of Mainz and has completed post-doctoral research at the William Harvey Research Institute in London.

         o Rudi Ott is Vice President Clinical and Regulatory Affairs. Prior to joining the Company in 1999, he was Vice President Clinical and Regulatory for Schneider from 1994 to 1999 after having spent 10 years with Ciba-Geigy. He graduated in 1978 from medical school in Germany.

         o Dr. Randolf von Oepen joined JOMED in 1994 and became Vice President, Research and Development, in 1998. Dr. von Oepen holds a doctorate in mechanical engineering from the RWTH Institute in Aachen, Germany.

         The members of the Management Board may be contacted at JOMED's executive offices in Helsingborg, Sweden.

         JOMED Supervisory Board

         The table below sets forth the names and addresses of the current members of the Supervisory Board of the Company and their principal occupation or employment history:


                                                              DATE OF            PRINCIPAL OCCUPATION OR
NAME                         PRINCIPAL BUSINESS ADDRESS     APPOINTMENT                  EMPLOYMENT
----                         --------------------------     -----------          -----------------------
Jan-Eric Osterlund......... 23 Tedworth Square,             February 2, 1998     Chairman of JOMED and
                            Chelsea, London                                      Chairman or director of several
                            SW3 4DR                                              investment and healthcare
                            United Kingdom                                       companies.

Ahmet Aykac................ Rue Albert Einstein             December 15, 1999    Professor and Director of the
                            BP 169                                               Theseus Institute,
                            06903 Sophia Antipolis                               Sophia Antipolis, France
                            Cedex
                            France

Siegfried Einhellig........ Schweidnitzer Strasse 33        February 2, 1998     Consultant to JOMED and
                            80997 Munich                                         director of Prva Obrtnicka
                            Germany                                              Stedionica.

Lars Sunnanvader........... Silberburgstrasse 6             February 2, 1998     Chairman of the Supervisory
                            72379 Hechinge                                       Board of JOSTRA
                            Germany                                              Medizintechnik AG, a medical
                                                                                 device company.

Rene Garo.................. Waldeggstrasse 2                March 24, 2000       Medical Technology Advisor.
                            St. Niklaus
                            4532 Feldbrunnen
                            Switzerland

         o Mr. Jan-Eric Osterlund is a partner of QueQuoin Holdings, an investment group specializing in medical venture capital since 1992. He is also chairman of Phairson Medical Ltd (a UK biotechnology group), Egalet A/S (a Danish drug-delivery company) and Epiport Ltd (a drug- delivery company). Mr. Osterlund also serves as a director of Vasogen Inc., a public Canadian medical device company. He has also been a director of several Swedish public companies, having served as Chairman of Investment AB Skrinet and as a director of Independent Leasing AB.

         o Dr. Ahmet Aykac is the Director General of the Theseus Institute and Professor of Economics and Organizations since 1995. He is also a consultant to the boards of several national and international agencies and private organizations. Dr. Aykac is a fellow of the New York Academy of Sciences.

         o Mr. Siegried Einhellig is a consultant to JOMED and a director of Prva Obrtnicka Stedionica d.d., a Croatian bank, assisting with its international expansion plans. From 1997 to 1999, Mr. Einhellig was Vice President of Sales for the JOMED Group and Executive Director of JOMED Deutschland GmbH. Prior to joining the Company, he was Vice President Europe for Boston Scientific GmbH's SciMed Division.

         o Mr. Lars Sunnanvader is the founder of JOMED. He served as the Chief Executive Officer of JOMED Implantate GmbH from 1990 to 1999. Mr. Sunnanvader also founded Jostra
               Medizintechnik AG and is a member of its Supervisory Board.

         o Mr. Rene Garo is a member of the boards of Swisslog Holding AG (listed on the SWX Swiss Exchange), Illbruck GmbH, Digital-Logic AG and Confida Consulting AG. He is also an investment advisor to MicroValue AG. From 1996 to 1999, he was Chief Executive Officer of Haag-Streit Holding AG, a producer of ophthalmic diagnostic instruments. Mr. Garo served as Chief Executive Officer of MattisMedical AG from 1992 to 1996.


                                  ANNEX B

                      DIRECTORS AND EXECUTIVE OFFICERS
                         OF JOMED ACQUISITION CORP.

         The following tables set forth the name, present principal occupation or employment and material occupations, positions, offices or employments for the past five years for each member of the Management Board and executive officer, of JOMED Acquisition Corp. Unless indicated otherwise, each person is a citizen of Sweden with a principal business address at Drottninggatan 94, S-252 21 Helsingborg, Sweden.


                                                                            PRINCIPAL OCCUPATION OR
NAME (AND CITIZENSHIP)                     TITLE                                  EMPLOYMENT
----------------------                     -----                            -----------------------
Tor Peters (Sweden)....................... President and Director                 See Annex A

Antti Ristinmaa (Sweden).................. Treasurer and Director                 See Annex A

Dr. Peter Klemm (Germany)................. Secretary and Director                 See Annex A


         The members of the Board may be contacted at JOMED's executive offices in Helsingborg, Sweden.


                               EXHIBIT INDEX


Exhibit I         Offer to Purchase, dated August 21, 2000, by
                  Purchaser (previously filed as Exhibit (a)(1)(A) to the Schedule 14D-1 filed by the Reporting Person on August 21, 2000).

Exhibit II Agreement and Plan of Merger, dated as of August 5, 2000, among JOMED, Purchaser, and EndoSonics (previously filed as Exhibit (d)(1) to the Schedule 14D-1 filed by the Reporting Person on August 21, 2000).